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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                          Omni Multimedia Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   68211K107
          ----------------------------------------------------------
                                (CUSIP Number)


                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               October 23, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 5 Pages

                                 SCHEDULE 13D
---------------------------
|CUSIP No.  68211K107     |
---------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Citadel Limited Partnership
          FEIN No.:  36-3754834

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
          AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                 [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.

--------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER
   SHARES                Reporting person has voting and dispositive power over
 BENEFICIALLY            (i) shares of Series A Preferred Stock, par value $.01
OWNED BY EACH            per share which are convertible into 355,804 shares of
  REPORTING              Common Stock, par value $.01 per share, as of the date
PERSON WITH              for the filing of this statement and (ii) 1,156 shares
                         of Common Stock.

--------------------------------------------------------------------------------
                  8  SHARED VOTING POWER
                         -0-

--------------------------------------------------------------------------------
                  9  SOLE DISPOSITIVE POWER
                         See item 7 above.

--------------------------------------------------------------------------------

                 10  SHARED DISPOSITIVE POWER
                         -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          See item 7 above.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.10% as of the date for the filing of this statement. (Based on 4,672,447 shares of Common Stock issued and outstanding as of October 2, 1996, plus the Common Stock referred to in item 7 above.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 5 Pages

          This is the second amendment to the Schedule 13D previously filed by the reporting person with respect to the securities of the issuer set forth on the cover page hereto (such initial filing, together with any prior amendments thereto, the "Prior Filing"). This amendment is being filed in order to amend and restate Item 5 of the Prior Filing in its entirety in connection with sales of the issuer's common stock by affiliates of the reporting person.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and shares of Common Stock held by Nelson and Olympus. As of the date of the filing of this statement, Nelson and Olympus collectively owned Convertible Securities for which they originally paid $600,000 ("Stated Value") and 1,156 shares of Common Stock.

               As of any date ("Conversion Date") all or a portion of the Convertible Securities may be converted into the number of shares of Common Stock determined by dividing the Stated Value of such securities (plus an amount equal to 8% interest on the Stated Value of such securities from the Closing Date) by a conversion price ("Conversion Price"). The Conversion Price is equal to the lesser of (i) $9.65 and (ii) 85% of the average closing bid price (as reported on the American Stock Exchange or such other market or exchange as the Common Stock is then traded) of the Issuer's Common Stock for the five trading days immediately preceding the Conversion Date.

               If the Company's Common Stock is trading at a price less than $11.35, the Conversion Price will fluctuate depending upon the closing bid price of the Issuer's Common Stock. As a consequence, the number of shares of Common Stock into which the Convertible Securities may be converted, and consequently the number of shares of such securities which Citadel may be deemed to beneficially own, may fluctuate on a daily basis based solely on the Common Stock's market price and without any action taken by Citadel, Nelson or Olympus.

               As of the date of the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 356,960 shares of Common Stock representing 7.1% of the Issuer's Common Stock (based on (i) 4,672,447 shares of Common Stock issued and outstanding as reported to Citadel by the Issuer as of October 2, 1996 and (ii) a Conversion Price equal to $1.7425).

          (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and shares of Common Stock on behalf of Nelson and Olympus.

          (a) The following transactions with respect to the Issuer's common stock have been effected during the 61-day period ending October 23, 1996:


Transaction Date    Transacting Party  Transaction  Quantity      Price
----------------    -----------------  -----------  --------      -----

October 23, 1996          Nelson           Sell       2,200       $2.06
October 23, 1996          Olympus          Sell       2,200       $2.06
October 23, 1996          Nelson           Sell      11,500       $2.07
October 23, 1996          Olympus          Sell      11,500       $2.07
October 22, 1996          Nelson           Sell       6,200       $2.15
October 22, 1996          Olympus          Sell       6,200       $2.15
October 21, 1996          Nelson           Sell       2,800       $2.37
October 21, 1996          Olympus          Sell       2,800       $2.37
October 21, 1996          Nelson           Sell       7,950       $2.28
October 21, 1996          Olympus          Sell       7,950       $2.28
October 18, 1996          Nelson           Sell       7,700       $2.33
October 18, 1996          Olympus          Sell       7,700       $2.33
October 15, 1996          Nelson           Sell      12,700       $2.46
October 15, 1996          Olympus          Sell      12,700       $2.46
October 14, 1996          Nelson           Sell       4,000       $2.56

                                                               Page 3 of 5 Pages

October 14, 1996    Olympus    Sell     4,000    $2.56
October 11, 1996    Nelson     Sell     7,500    $2.27
October 11, 1996    Olympus    Sell     7,500    $2.27
October 10, 1996    Nelson     Sell    14,800    $2.27
October 10, 1996    Olympus    Sell    14,800    $2.27
October 8, 1996     Nelson     Sell    15,750    $2.25
October 8, 1996     Olympus    Sell    15,750    $2.25
October 7, 1996     Nelson     Sell    13,500    $2.28
October 7, 1996     Olympus    Sell    13,500    $2.28

      (d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the shares of Common Stock held by them. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 31, 1996                Citadel Limited Partnership

                                       By:  GLB Partners, L.P.,
                                            its general partner

                                       By:  Citadel Investment Group, L.L.C.,
                                            its general partner

                                       By:  /s/ Kenneth C. Griffin,
                                            -----------------------
                                            its manager


                                                               Page 5 of 5 Pages